                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
               [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:                        June 30, 2005
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

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    READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
    VERIFIED ANY INFORMATION CONTAINED HEREIN.
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    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                            --------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             NYFIX, INC.
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Former name if applicable
                         -------------------------------------------------------

                                    333 LUDLOW STREET
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Address of principal executive office (STREET AND NUMBER)

City, state and zip code            STAMFORD, CONNECTICUT 06902
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                                     PART II
                             RULE 12B-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

     (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]  (b)  The subject annual report,  semi-annual  report,  transition report on
     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th  calendar day  following  the  prescribed  due date; or the subject  quarterly report or transition  report on Form 10-QSB,  or portion thereof  will be filed on or before the fifth  calendar day  following  the prescribed due date; and

     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in  reasonable  detail the reasons why Form 10-K,  20-F,  11-K,
10-Q,  N-SAR,  N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The quarterly  report on Form 10-Q of NYFIX,  Inc. (the  "Company") for the period ended June 30, 2005 could not be filed with the  Securities  and Exchange
Commission on a timely basis without  unreasonable effort or expense in light of the circumstances described below.

     The delay in the filing of the Company's report on Form 10-Q for the period ended  June 30,  2005 is a result of the  Company's  review  of the  information relating  to its  stock  option  grants  and  the  related  restatements  of its financial  statements,  filed on June 30,  2005.  The  review  was  prompted  by questions raised by Deloitte & Touche LLP, the Company's independent  registered public  accounting  firm,  to the Company's  Audit  Committee.  The Company,  as directed  by the Audit  Committee,  is working as  expeditiously  as possible to complete its review.

                                     PART IV
                                OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification

      BRIAN BELLARDO                       (203)                   425-8000
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          (Name)                        (Area Code)           (Telephone number)

     (2)  Have all other periodic  reports required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940  during the  preceding  12 months or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                   [X]Yes [ ] No

     If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

     Prior to the  completion of its review of the  information  relating to its stock option grants and the related  restatements  of its financial  statements, filed on June 30,  2005,  the  Company  is unable  to  reasonably  estimate  the significant  change,  if any, in results of  operations  for the fiscal  quarter ended June 30, 2004.

                                   NYFIX, INC.
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                  (Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date        August 15, 2005                           /s/ Brian Bellardo
     -------------------------------                  --------------------------
                                                      Name:  Brian Bellardo
                                                      Title: Secretary

     INSTRUCTION.  The  form  may  be  signed  by an  executive  officer  of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If
the  statement  is  signed  on  behalf  of  the   registrant  by  an  authorized
representative   (other   than   an   executive   officer),   evidence   of  the
representative's  authority to sign on behalf of the  registrant  shall be filed with the form.

                                    ATTENTION

Intentional  misstatements  or omissions  of fact  constitute  Federal  criminal violations. (See 18 U.S.C. 1001).